

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

<u>**Via Email**</u>
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

   Re: **Apple Hospitality REIT, Inc.**
        Schedule TO-T/A filed July 24, 2014 by Coastal Realty Business
        Trust; SCM Special Fund 3 LP and Mackenzie Capital Management
        LP
        File No. 005-86821

Dear Mr. Patterson:

  We have limited our review of the filing to those issues we have addressed in our comment below.

Schedule TO-T/A

  1. We note your response to prior comment 1 of our letter dated July 30, 2014 and do not agree that taking 6 business days to file a final amendment is consistent with the requirements to file a final amendment <u>promptly</u> reporting the results of a tender offer as specified by Rule 14d-3(b)(2). While the staff of the Division of Corporation Finance will not undertake any further review of the Schedule TO-T at this time, the staff comment described above remains outstanding.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions